Exhibit 99.2

LATTICE SEMICONDUCTOR

Q1 2016 Earnings Call

Safe Harbor

This presentation contains forward-looking statements that involve estimates, assumptions, risks and uncertainties, including statements relating to our expectation for the planned second half ramp of wins at major consumer OEMs, that we are executing to 20% operating income, and statements relating to Q2 2016 Financial Guidance including expected revenue, gross margin, total operating expenses, restructuring charges and acquisition related charges.

Factors that may cause actual results to differ materially from the forward-looking statements in this presentation include global economic uncertainty, overall semiconductor market conditions, market acceptance and demand for our new and existing products, the Company's dependencies on its silicon wafer suppliers, the impact of competitive products and pricing, technological and product development risks, the risk that we will fail to achieve the anticipated benefits and synergies of the Silicon Image transaction, and the risk of disruptions to our business, operations or relationships with customers, employees, and other third parties in connection with the transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to our overall business, including those risks more fully described in Lattice's filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 2, 2016 and quarterly filings.

Certain information in this presentation is identified as having been prepared on a non-GAAP basis. Management uses non-GAAP measures to better assess operating performance and to establish operational goals. Non-GAAP information should not be viewed by investors as a substitute for data prepared in accordance with GAAP.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. The Company does not intend to update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LATTICE
SEMICONDUCTOR.

Q1 2016 Summary

	GAAP				NON-GAAP		
	Q1 2015	Q4 2015	Q1 2016		Q1 2015	Q4 2015	Q1 2016
Revenue	88.6	101.2	96.5		90.4	101.3	96.5
Gross Margin %	54.0%	53.5%	59.2%		57.8%	54.6%	60.0%
OPEX	74.8	90.6	70.5		45.6	51.9	51.9
OP INC (loss)	(26.9)	(36.4)	(13.4)		6.7	3.4	6.0
OP INC %	(30.4%)	(36.0%)	(13.9%)		7.4%	3.4%	6.2%
EPS (diluted)	(0.46)	(0.38)	(0.17)		$0.03	(0.04)	(0.01)

- Q1 revenue was inline with guidance. Revenue was impacted by weakness in mobile and consumer, coupled with seasonal declines in licenses and services. This was partially offset by strength in our industrial market.

- Q1 gross margin benefitted from a higher margin product mix, along with volume related purchase and manufacturing efficiencies.

- Q1 OpEx was slightly above our outlook due to focused investments we chose to make to pursue growth opportunities at strategic customers. In addition, we incurred higher fees for professional services.

- We have increased visibility into the planned second half ramp of wins at major consumer OEMs.

LATTICE SEMICONDUCTOR.

Wins at All Key Consumer Mobile OEMs

Embracing Lattice's FPGAs to Bring Leading Edge Innovations to Market



DRONES







CAMERAS



VIRTUAL REALITY



MINI PROJECTORS

LATTICE SEMICONDUCTOR

Recent Business Highlights

World's Most Power Efficient 4K Video Solution Over USB Type-C



Enables 4K UHD video-out of a USB Type-C connector

Complete phone reference design and accessories for mobile OEMs/ODMs

Expands Award-Winning MachXO3™ Product Family of FPGAs



  

HITLESS I/O   SEC / SED   900 Mbps I/O

35% increase in LUTs, 15% more I/Os, Lowest cost per I/O device

Launched Multi-Gigabit Baseband Processor for Wireless Fiber Applications



Multi-gigabit speeds in the 60 GHz frequency band

Industry's first comprehensive solution for wireless access and backhaul markets

Execution is Key
Lattice 2016 Strategic Plan



GROW
In our Markets



REVENUE
Achieve Revenue
Synergies



20%
Execute to 20%
OPINC

LATTICE
SEMICONDUCTOR.

Q1 2016 Financial Highlights

Q1 2016 Revenue was $96.5 million on a GAAP and non-GAAP basis.

- Q1 revenue was inline with guidance. Revenue was impacted by weakness in mobile and consumer, coupled with seasonal declines in licenses and services. This was partially offset by strength in our industrial market.

Q1 2016 Gross margin was 59.2% on a GAAP basis and 60.0% on a non-GAAP basis.

- Gross Margin benefitted from volume related purchasing and manufacturing efficiencies.
- The strength in our industrial market contributed to a higher margin product mix.

Q1 2016 Non-GAAP operating expenses were $51.9 million excluding:

- $5.4 million in restructuring charges
- Less than $0.1 million in acquisition related charges
- $8.7 million in amortization of acquired intangible assets
- $4.3 million in stock-based compensation expense
- Q1 OpEx was slightly above our outlook due to focused investments we chose to make to pursue growth opportunities at strategic customers. In addition, we incurred higher fees for professional services.

Q1 2016 net loss of $0.17 per basic and diluted share on a GAAP basis, and $0.01 per basis and diluted share on a non-GAAP basis







Q2 2016 Financial Guidance

Revenue	Approx. $97M to $103M
Gross Margin % (Non-GAAP)	Approx. 57.0% +/– 2%
OPEX* (Non-GAAP)	Approx. $47.5 Million +/– 3%

* Excluding acquisition or restructuring related charges

LATTICE SEMICONDUCTOR

Lattice Continues to Execute to Plan

Summary

No surprises in Q1: Hit plan despite soft consumer market

Q1 Likely Low Point: Expect Q1 to represent low point in revenue followed by a healthy 2H16 uptick

Increased Visibility: In execution mode with increased visibility into planned 2H16 ramp of wins at major consumer OEMs

Investing to Drive Growth: We chose to make some additional investments into Q1 to drive future growth and have additional opportunities in Q2

BACK UP

Where Lattice Wins and Grows

Breadth and capabilities of our technology gives us access to a large range of end markets

	Communications	Industrial	Consumer		
Offering	• Mid-Range FPGA • Low Density FPGA • 60 GHz Wireless	• Mid-Range FPGA • Low Density FPGA • 60 GHz Wireless • HDMI ASSP	• Ultra Low Density PLD • Low Density FPGA	• MHL / superMHL ASSP • HDMI ASSP	60 GHz Devices
Description	Products used throughout Communications and Computing infrastructure	Diverse product use given fragmented market with a broad range of applications	Products used in a range of Consumer applications, primarily focused on small size and reduced power usage	Mobile audio-video interface standards allowing high definition connectivity between mobile device and displays	Wireless frequency used in both short-range and wider area applications. "Wireless Fiber"
Lattice Brands	• LatticeECP3, • ECP5 • MachXO2 • MachXO3 • Wireless Backhaul	• LatticeECP2 • MachXO2 • MachXO3 • HDMI • EDP • WiHD	• ispMach 4000ZE • MachXO3 • iCE40	• MHL • superMHL • HDMI • EDP • USB Type-C	• Snap • WiGig • WiHD
Growth Trajectory	High	High	High	Moderate	Very High
Growth Drivers	• Enhanced bandwidth demand • Mobile data traffic increase • Rapid transition to cloud-based infrastructures	• Proliferation of sensors • Expanding automation • Connected manufacturing facilities • Improved machine vision analytics	• Connected devices • Use of wearables and need for small sized, low power chips • Virtual reality	• Mobile phone connectivity / data exchange	• Nascent technologies with significant addressable markets • Adoption cycle is key consideration

LATTICE SEMICONDUCTOR

Lattice Smart Connectivity Solutions

A complete portfolio helps our customers get a better product to market faster

ASSPs
Reduce Cost & Power

HDMI® HIGH DEFINITION MULTIMEDIA INTERFACE

super MHL™

MHL™


LATTICE SEMICONDUCTOR
Port Processors

8K & 4K UHD
Bridges, switches,
port processors


LATTICE SEMICONDUCTOR
USB Type-C
Port Controllers

Optimized USB Type-C
port controllers

FPGAs
Fast Time-to-Market


LATTICE SEMICONDUCTOR
ECP5

Lowest cost per gate,
SERDES connectivity


LATTICE SEMICONDUCTOR
MachXO3

Lowest cost per I/O,
Control oriented


LATTICE SEMICONDUCTOR
iCE40
Ultra/UltraLite

Lowest power & size,
Mobility focused

mmWave
Wireless Fiber


LATTICE SEMICONDUCTOR
Wireless

Snap TECHNOLOGY

Wireless connector

WirelessHD®


SiBEAM
A Lattice Semiconductor Company

WirelessHD
Robust, low latency video

Backhaul & access,
"Fiber fast" outdoor
wireless infrastructure


SiBEAM